Eugene Trowbridge, CCIM

Partner

________

Jillian Sidoti, CCIM

Partner

_________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney
__________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

June 29, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: INSITU BIOLOGICS, INC. (the “Company”)

Form 1-A

CIK No. 0001723443

To whom it may concern:

Please see the Company’s answers to your comments below.

Description of the Business, page 55

1. We note that in response to prior comment 5 you have deleted the section titled "Overview of Clinical Data & Process." Please provide the details and parameters of your preclinical trials, including endpoints, duration of treatment, metrics utilized, statistical significance, etc. We note that this information is material to an understanding of your business. In your discussion, please do not make conclusions related to safety and efficacy. You may provide observations or summaries of the observations from the trials. In addition, please remove the exhibit titled "An evaluation of the analgesic effect of AnestaGel on the mechanical allodynia in a rat mode of post operative incision paid" from your offering statement.

We have inserted the following information below. Furthermore, we have removed any reference to the exhibit titled “An evaluation of the analgesic effect…” and will not include it as part of the Offering Circular. We are unsure of how to remove it from EDGAR, but will not include it as part of the Offering Circular nor will we provide it to investors.

Securities Exchange Commission

Division of Corporation Finance

June 29, 2018

Clinical Data and Process

GOOD LABORATORY PRACTICES (GLP) STUDY SUMMARY

Statistical analysis was performed by Technomics Research, LLC (Long Lake, MN, USA). The total force generated was analyzed using an unpaired t-test and calculated using the average force from each rat at each time point from 2 to 72 hours for 0–72 hours and from 2 to 120 hours for 0–120 hours. The difference between the right paw and left paw was evaluated using a repeated-measures analysis of variance. The area under the curve analysis was performed using the left paw average force value data and the difference was tested by an unpaired t-test.

Ninety rats with 30 in each group were included in the GLP portion of the study testing both mechanical allodynia and pathology. Additionally, six rats were included in the final non-GLP pharmacokinetic analysis. We first analyzed the total force generated from 2 to 72 hours after injection in the left (injured) paw. We found that the sustained release hydrogel with bupivacaine group had significantly higher force generated than the control (P=0.0004) and the liposome bupivacaine (P=0.0002) groups. We then evaluated the total force generated from 2 to 120 hours after injection. The sustained release hydrogel with bupivacaine group had significantly higher force generated when compared to the control group (P=0.0024) and the liposome bupivacaine group (P=0.0005), as shown in Tables 2 and 3. Finally, we compared the right (uninjured) to left (injured) paw values for each group and found that the right paw generated significantly higher force than the left at all time points for all three groups.

Specifically, the GLP study illustrates that a single injection of sustained release hydrogel with bupivacaine administered near the sciatic nerve produced long-lasting analgesia in a rat model. When compared to both a negative control (sustained release hydrogel without bupivacaine) and a positive control (liposome bupivacaine), sustained release hydrogel with bupivacaine performed significantly better on assessing analgesia via mechanical allodynia produced from a sciatic nerve injection in rats from 0 to 72 hours and from 0 to 120 hours. This study is based on previous rat pain models which used similar incisions and force testing for assessment of analgesia. It must be noted, however, that while the volumes were the same between sustained release hydrogel with bupivacaine and the positive control, the dosages of bupivacaine were different. The concentration of bupivacaine in sustained release hydrogel with bupivacaine was 105 mg/mL and in liposome bupivacaine was 13.3 mg/mL

This analgesic effect of sustained release hydrogel with bupivacaine on the injured paw was supported by the data regarding the right paw. There was no significant difference between the right paw data when comparing sustained release hydrogel with bupivacaine to control and sustained release hydrogel with bupivacaine to liposome bupivacaine. This suggests that all rats performed equally well with regards to force assessment via the eVF testing in their uninjured paw and, thus, further validates testing on the injured paw. Furthermore, as there were significant differences in force generation at all time points between the left and right paws for each group, we can conclude that again force assessment via the eVF was accurate as the injured paw performed significantly worse in force assessment when compared to the uninjured paw.

Securities Exchange Commission

Division of Corporation Finance

June 29, 2018

Previous studies have illustrated the neurotoxic effects of local anesthetics. The neuronal injury can be characterized as either perineural inflammation or decreased number of myelinated fibers. The exact mechanism of neuronal injury is unknown; however, research suggests different mechanisms depending on the type of local anesthetic used. Furthermore, they showed that as the concentration of bupivacaine increased, there was increased neurotoxicity. Consistent with these results, the sustained release hydrogel with bupivacaine group did show some nerve damage histologically, but this damage was minimal to mild at 5 days and minimal at the 42-day time point. This likely would resolve completely over time. The liposome bupivacaine (positive control) group did not show any measurable neurotoxicity, which was similar to previous pathologic findings obtained when injected perineurally in a porcine model. As described earlier, the concentration of sustained release hydrogel with bupivacaine was higher than that of liposome bupivacaine, which may account for the differences in neuronal damage on histopathology.

Finally, the pharmacokinetic pilot study results suggest that bupivacaine remained longer in the blood of rats that received a sciatic nerve injection of sustained release hydrogel with bupivacaine than after injection of bupivacaine hydrochloride and liposome bupivacaine, indicating prolonged release. In rats weighing between 350 and 450 g, the concentrations of bupivacaine injected were between 23 and 30 mg/kg for sustained release hydrogel with bupivacaine and 3 and 3.7 mg/kg for liposome bupivacaine. Thus, the differences could be related to the differences in the concentration of bupivacaine injected. However, even at a lower concentration, liposome bupivacaine failed to produce measurable blood levels beyond 24 hours, whereas the sustained release hydrogel with bupivacaine produced measurable serum bupivacaine levels at 72 hours in one rat and 96 hours in another. Serum bupivacaine cmax levels of the sustained release hydrogel with bupivacaine are similar to previous studies involving larger dosages of liposome bupivacaine in animals.

In conclusion sustained release hydrogel with bupivacaine provides long lasting analgesia via release of bupivacaine from a biohydrogel matrix with no severe negative pathological findings in a rat model performed under GLP when compared to both positive and negative controls.

General

2.	Please update your website to include: (i) from whom a copy of the most recent version of the preliminary offering circular may be obtained; (ii) the URL to the preliminary offering circular; or (iii) a complete copy of the preliminary offering circular. Please refer to Rule 255(b)(4).

We have provided a link at http://insitubiologics.com/ in form of a downloadable PDF.

Securities Exchange Commission

Division of Corporation Finance

June 29, 2018

Thank you for your attention to this matter.

Please contact the undersigned if you have any questions or need further information with respect to this application.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel

cc: Client

Enclosures: Agreement